Exhibit 99.1

5 August 2005

NYSE Delisting

On 13 April 2005, Mitchells & Butlers (“MAB”) announced its intention to terminate its American Depositary Receipt (“ADR”) programme and to delist voluntarily from the New York Stock Exchange (“NYSE”).

The ADR programme terminated on 19 July 2005 and the Company has been advised that its securities are today being delisted from the NYSE with effect from NYSE opening.

Notwithstanding the delisting, MAB's registration under the US Securities and Exchange Act of 1934 (“the Exchange Act”) remains in effect and MAB will continue to comply with its obligations, including the filing of Annual Reports on Form 20-F. However, in view of the increasing costs of maintaining a US registration for non-US companies, MAB does intend to examine ways in which it may terminate its Exchange Act registration in due course.

For further information, please contact:

The Bank of New York – ADR queries	1-888-BNY-ADRS (1-888-269-2377)
Finsbury – Media	James Leviton +44-20-7251-3801